September 23,2008

Kevin Dougherty

Mail Stop 4561

United States Securities and Exchange Commission

100 F Street, NE

Washington DC  20549

Re:	Communication Intelligence Corporation
Form S-1 Registration Statement

Dear Mr. Dougherty:

This letter responds to your letter dated September 15, 2008 addressed to the Company’s Chief Financial Officer, Frank Dane, regarding the above-referenced matter. The Company has carefully considered the Staff’s comments and offers the following responses.  Upon resolution of all of the Staff’s comments, the Company will amend the filing as appropriate.

Form S-1

Part II.  Information Not Required in a Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-4

Exhibit 5.1

1.             We note that your legality opinion is limited to the “General Corporation Law of the State of Delaware.”  Please have counsel confirm to us whether this reference includes (i) other statutory provisions of the State of Delaware, (ii) the provisions of the Delaware Constitution, and (iii) reported Delaware judicial decisions interpreting these laws.  Please also ensure that the opinion is dated.

RESPONSE: In accordance with Policy 14 of the Division of Corporation Finance Current Issues and Rulemaking we confirm that our reference to the General Corporation Law of the State of Delaware includes (i) the statutory provisions of the Delaware General Corporation Law, (ii) the provisions of the Delaware Constitution, and (ii) reported Delaware judicial decisions interpreting these laws.  However, our opinion does not include other statutory provisions of the State of Delaware as that is beyond Policy 14, is not necessary in order for our opinion to be valid, and to do so would be beyond what we believe Staff has requested of other counsel in similar situations.

Item 17.  Undertakings, page II-7

2.             Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable, or explain to us why you have not included such an appropriate Item 5 undertaking.

RESPONSE: The S-1 will be amended in accordance with the Staff’s comments.

Form 10-K for fiscal Year Ending December 31, 2007

Part II

Item 9A. Controls and Procedures

Internal Controls and Procedures, page 26

3.             You state that you evaluated the effectiveness of the design and operation of your internal control over financial reporting pursuant to applicable rules under the Exchange Act.  However, your definition of internal control over financial reporting corresponds with the definition of “disclosure controls and procedures” as defined in paragraph (e) of Rule 13a-15.  You conclude by stating that the Chief Executive Officer and the Chief Financial Officer have concluded that the “internal controls and procedures are effective.”  Please clarify as to whether the effectiveness conclusion expressed with respect to “internal controls and procedures” in the final sentence of the last full paragraph on page 26 was reached with respect to “internal control over financial reporting,” as defined in paragraph (f) of Rule 13a-15.

RESPONSE: The effectiveness conclusion expressed with respect to “internal controls and procedures” in the final sentence of the last full paragraph on page 26 was reached with respect to “internal control over financial reporting,” as defined in paragraph (f) of Rule 13a-15.

Part IV

Exhibit 31.1 and 31.2

4.             You omitted the introductory language of paragraph 4 that refers to internal controls over financial reporting, omitted paragraph 4(b), and modified paragraphs 4(c) and 4(d) — which you have presented as paragraphs 4(b) and 4(c).  The certifications may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K.  See Section II.B.4 of SEC Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation finance Staff alert (Mar. 4, 2005) available on our website at www.sec.gov.  Please file an amendment to the form 10-K to include certifications that include the required language.  You may do so by providing an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

RESPONSE:  In response to Staff comment, an amended Form 10-K/A was filed on September 23, 2008 with the Commission.

Form 10-Q for quarter ended June 30, 2008

Item 4. Controls and Procedures, page 24

5.  You limited the scope of your conclusion by stating that there were no changes that have “significantly” affected your internal controls.  Please tell us whether there were any changes in connection with the evaluation that was required by paragraph (d) of Rule 13a-15 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Also, please confirm that in future filings you will conform your disclosure to the requirements of paragraph (d) or Rule 13a-15.

RESPONSE: There were no changes in connection with the evaluation that was required by paragraph (d) of Rule 13a-15 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  In future filings, the Company will conform its disclosure to the requirements of paragraph (d) or Rule 13a-15

6.  On page 24 of the Form 10-Q, you state that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures pursuant to Rule 13a-14(c) – but the quarterly evaluation is provided for in paragraph (b) of rule 13a-15.  Please advise us whether this was an inadvertent typographical error, and confirm that you will revise the reference appropriately in future filings.

RESPONSE: This was an inadvertent typographical error. The Company confirms that it will revise the reference appropriately in future filings.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned registration statement be accelerated so that the registration statement will become effective at 5:00 p.m. Eastern Standard Time on October 1, 2008 or as soon thereafter as practicable.

In connection with the above request, the Company acknowledges and confirms the following:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions regarding the foregoing.

Sincerely,

Davis Wright Tremaine LLP

/s/ Michael C. Phillips
Michael C. Phillips
MCP:bl